Exhibit 12


                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
          AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                       UNAUDITED


                                                       Three Months Ended
                                                 March 31,            March 31,
                                                   1995                 1994

 OPERATING REVENUES                              $205 749              $213 159

 OPERATING EXPENSES (excluding
   taxes based on income)                         162 729               159 238
   Interest portion of rentals (A)                  1 144                 1 385
     Net expense                                  163 873               157 853

 OTHER INCOME:
   Allowance for funds used
     during construction                              850                   580
   Other income, net                               (2 161)               30 194
     Total other income                            (1 311)               30 774

 EARNINGS AVAILABLE FOR FIXED CHARGES            $ 40 565              $ 86 080

 FIXED CHARGES:
   Interest on funded indebtedness               $ 11 012              $ 10 718
   Other interest (B)                               3 239                 9 496
   Interest portion of rentals (A)                  1 144                 1 385
     Total fixed charges                         $ 15 395              $ 21 599

 RATIO OF EARNINGS TO FIXED CHARGES                  2.63                  3.99

 Preferred stock dividend requirement            $    236              $    908
 Ratio of income before provision for
   income taxes to net income (C)                   167.6%                170.6%
 Preferred stock dividend requirement
   on a pre-tax basis                                 396                 1 549
 Fixed Charges, as above                           15 395                21 599
     Total fixed charges and preferred
     stock dividends                             $ 15 791              $ 23 148

 RATIO OF EARNINGS TO COMBINED FIXED
 CHARGES AND PREFERRED STOCK DIVIDENDS               2.57                  3.72


 NOTES:

(A)The Company included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and excluded such components from Operating Expenses.
(B)Includes dividends on preferred securities of subsidiary of $2,250 for 1995.
(C)Represents income before provision of income taxes of $27,458 and $64,481 for 1995 and 1994, respectively, divided by income of $16,384 and $37,802.
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